

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 18, 2016

David J. Russo
Chief Financial Officer
L.B. Foster Company
415 Holiday Drive
Pittsburg, PA 15220

      Re: L. B. Foster Company
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed March 1, 2016
                File No. 000-10436

Dear Mr. Russo:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/ Lyn Shenk for

                                           Andrew Mew
                                           Senior Assistant Chief Accountant
                                           Office of Transportation and Leisure